PROPRIETARY AND CONFIDENTIAL

AMENDMENT NO. 4
TO
DIAL ACCESS SERVICES AGREEMENT

THIS AMENDMENT NO. 4 to Dial Access Services Agreement (this "Amendment") is effective as of July 18, 2004 (the "Amendment Effective Date") by and between **Qwest Communications Corporation** ("Customer") and **Pac-West Telecomm, Inc.** ("Pac-West"). Pac-West and Customer are sometimes collectively referred to herein as the "Parties." All defined or capitalized terms used herein shall have the same meanings ascribed to them in this Agreement No. 4.

WHEREAS, Pac-West and Customer entered into that certain Dial Access Services Agreement effective as of January 31, 2002 (the "Agreement");

WHEREAS, the Parties have modified the Agreement by entering into Amendment No. 1, Amendment No. 2, and Amendment No. 3 to Dial Access Services Agreement;

WHEREAS, the Parties desire to further modify the Agreement as more particularly described below:

NOW THEREFORE, in consideration of the mutual promises and covenants herein and in the Agreement, the Parties agree as follows:

1. The Parties agree that all Extreme Black Diamond 6800 Ethernet Switches shall be removed by Pac-West and replaced with Cisco 4506 Ethernet Switches owned and provided by Customer.

2. Customer shall be responsible for all maintenance on the Cisco 4506 Ethernet Switches that are replacing the Extreme Black Diamond 6800 Ethernet Switches owned and provided by Customer.

3. Pac-West shall charge Customer a Time and Materials charge to remove the Extreme Black Diamond 6800 Ethernet Switches and install the Cisco 4506 Ethernet Switches. The Time and Materials charge and a complete description of all de-installation and installation services, including dates for the removal/installation, will be outlined in a Service Order Acknowledgement ("SOA") signed and agreed upon between the parties. Pac-West will be responsible for any damage to the Cisco 4506 Ethernet Switches during the installation process.

4. All references to the Extreme Black Diamond 6800 Ethernet Switches in Exhibit 2-DAN Sparing Policy shall be deleted in their entirety.

5. If Customer and Pac-West mutually agree to replace a Cisco 4506 Ethernet switch for any reason, then Customer is responsible for shipping the new Cisco 4506 Ethernet switch to Pac-West.

6.   All other terms and conditions in the Agreement shall remain in full force and effect and be binding upon the Parties. This Amendment and the agreement set forth the entire understanding between the parties as to the subject matter herein, and in the event there are any inconsistencies between the two documents, the terms of this Amendment shall control.

IN WITNESS WHEREOF, an authorized representative of each Party has executed this Amendment as of the dates set forth below.

QWEST COMMUNICATIONS CORPORATION	PAC-WEST TELECOMM, INC.
By:/s/ Jeff Baldvinsson	By: /s/ Eric E. Jacobs
Name: Jeff Baldvinsson	Name:Eric E. Jacobs
Title:Senior Director, Carrier Management	Title: Vice President and GM - SP Markets
Date: June 8, 2004	Date: July 9, 2004